Exhibit 99.1

CHINAEDU CORPORATION ANNOUNCES EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

BEIJING, China, March 14, 2014 – ChinaEdu Corporation (NASDAQ: CEDU) (the “Company”), a leading online educational services provider in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on April 18, 2014, at 2:00 p.m. (Beijing time), at 4th Floor-A, GeHua Building, QinglongHutong No 1, Dongcheng District, Beijing, China, to consider and vote on, among others, the proposal to authorize and approve the previously announced Agreement and Plan of Merger, dated December 31, 2013 (the “Merger Agreement”), among the Company, ChinaEdu Holdings Limited and ChinaEdu Merger Sub Limited (“Merger Sub”) and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix I to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on NASDAQ and the American depositary shares program for the ADSs would be terminated. The Company’s board of directors recommends that the shareholders and ADS holders vote FOR, among others, the proposal to approve the Merger Agreement, the Plan of Merger and the transactions completed thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on March 31, 2014 will be entitled to vote at the EGM and any adjourned or postponed meeting thereof. The record date for ADS holders entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on March 17, 2014. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC. Shareholders who have questions about the proposed Merger should contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free in North America) or +1-212-929-5500 (collect).

About ChinaEdu Corporation

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 13 universities, ranging from 15 to 50 years in length. The Company has also entered into technology agreements with 8 universities. Besides, ChinaEdu performs recruiting services for 23 universities through a nationwide learning center network.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

Helen Plummer

Senior Investor Relations Coordinator

ChinaEdu Corporation

Phone: +1 908-442-9395

E-mail: helen@chinaedu.net

Simon Mei

Chief Financial Officer

ChinaEdu Corporation

Phone: +86 10 8418-7301

E-mail: simon@chinaedu.net